                                 SCHEDULE 13D/A
                                 (RULE 13D-101)
  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*

                                   ITEQ, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    450430103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Robert Alpert
                              The Alpert Companies
                               Three Allen Center
                              333 Clay, Suite 4150
                              Houston, Texas 77002
                                 (713) 336-4700

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 1999

--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.[ ]

                    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450430103                                                 Page 2 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S.   IDENTIFICATION NO.
          OF ABOVE PERSON

                           ROBERT ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               PF

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

           UNITED STATES
--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       1,824,200
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       1,824,200
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             1,824,200
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            6.5%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **

            IN
--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 450430103                                                 Page 3 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  DANRO CORPORATION
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

            TEXAS
--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       1,424,200
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       1,424,200
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             1,424,200
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            5.1%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            CO

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 450430103                                                 Page 4 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  WILDWOOD CAPITAL COMPANY
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       110,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                       110,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             110,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            0.4%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 450430103                                                 Page 5 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  MARKUS VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           TEXAS

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       242,500
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       242,500
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             242,500
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
             0.9%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 450430103                                                 Page 6 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  MARKUS INVESTMENTS, INC.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       110,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       110,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON

             110,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            0.4%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            CO

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 450430103                                                 Page 7 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  JAMES VENTURES, L.P.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       610,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       610,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             610,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            2.2%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            PN

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 450430103                                                 Page 8 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                 JAMES INVESTMENTS, INC.
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               WC

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
            TEXAS

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       351,700
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       351,700
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE
--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON
                  351,700
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            1.2%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            CO

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 450430103                                                 Page 9 of 12

--------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON

                  GLADYS ALPERT
--------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                        (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------
     (3)  SEC USE ONLY


--------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
               PF

--------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)                                               [ ]

--------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

--------------------------------------------------------------------------------

NUMBER OF      (7)   SOLE VOTING POWER
                       25,000
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (8)   SHARED VOTING POWER
                       NONE
OWNED BY       -----------------------------------------------------------------

EACH           (9)   SOLE DISPOSITIVE POWER
                       25,000
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                       NONE

--------------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
             25,000
--------------------------------------------------------------------------------
    (12)  CHECK BOX IF THE AGGREGATE AMOUNT
          IN ROW (11) EXCLUDES CERTAIN SHARES **                             [ ]

--------------------------------------------------------------------------------
    (13)  PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
            0.1%
--------------------------------------------------------------------------------
    (14)  TYPE OF REPORTING PERSON **
            IN

--------------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 450430103                                                Page 10 of 12

ITEM 1.   SECURITY AND ISSUER.

This Schedule 13D/A relates to shares of Common Stock (the "Shares") of ITEQ, Inc., formerly known as Air-Cure Technologies, Inc. (the "Company"). The address of the Company is 2727 Allen Parkway, Suite 760, Houston, Texas 77019.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) This Schedule is filed on behalf of (i) Mr. Robert Alpert, (ii) Danro Corporation, (iii) Wildwood Capital Company, (iv) Markus Ventures, L.P.,
(v) James Ventures, L.P., (vi) Markus Investments, Inc., (vii) James Investments, Inc., and (viii) Mrs. Gladys Alpert.

                  Mr. Robert Alpert is the sole shareholder and President of Danro Corporation.

                  Danro Corporation is the Managing General Partner of (i) Wildwood Capital Management, (ii) Markus Ventures, L.P., and
                  (iii) James Ventures, L.P.

                  Markus Ventures, L.P. is the sole shareholder of Markus Investments, Inc. Mr.Robert Alpert is the Chairman of Markus Investments, Inc.

                  James Ventures, L.P. is the sole shareholder of James Investments, Inc. Mr. Robert Alpert is the Chairman of James Investments, Inc.

                  Mrs. Gladys Alpert is the mother of Robert Alpert.

                  The reporting entities and individuals (collectively, the "Group") are making a joint filing pursuant to Rule 13d-1(f) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of
                  Section 13(d)(3) with respect to acquiring, holding and disposing of Shares.

         (b) The address of the principal place of business and principal office of each person referred to in paragraph (a) is Three Allen Center, 333 Clay, Suite 4150, Houston, Texas 77002.

         (c) The principal business of each of Wildwood Capital Company, Markus Ventures, L.P., James Ventures, L.P., James Investments, Inc., and James Investments, Inc. is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account.

                  The principal occupation of Mr. Alpert is as President of Danro Corporation, Managing General Partner of affiliated partnerships.

                  The principal occupation of Mrs. Gladys Alpert is as an investor.

         (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each individual referred to in paragraph (a) above is a citizen of the United States. Danro Corporation, Markus Investments, Inc. and James Investments, Inc. are each a corporation formed under the laws of the State of Texas. Wildwood Capital Company is a general partnership formed under the laws of the State of Texas. Markus Ventures, L.P. and James Ventures, L.P. are limited partnerships formed under the laws of the State of Texas.

CUSIP No. 450430103                                                Page 11 of 12


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The net investment cost (including commissions) is $719,855 for the additional 410,000 Shares purchased by James Ventures, L.P., as detailed in Item 5 (c) below. These Shares were purchased with the investment capital of James Ventures, L.P.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         The Group has acquired additional Shares of the Company for investment purposes only, in the ordinary course of business. In addition, in the ordinary course of their business, the Group may acquire further Shares from time to time and may attempt to sell all or a portion of its Shares from time to time in the open market, in brokers' transactions, in transactions directly with market makers, in privately negotiated transactions, or a combination of the foregoing.

         Other than as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to any of such matters, but have no present intention of doing so.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based on 28,192,036 shares outstanding as of March 17, 1999, as reflected in the Form 10K of the Company for the period ending December 31, 1998.

As of the date hereof:

              (i) Danro owns directly no Shares. By reason of the provisions of
                  Rule 13d-3 of the Act, Danro may be deemed to own beneficially 1,424,200 Shares, including (a) the 110,000 Shares owned directly by Wildwood Capital Company, (b) the 242,500 Shares owned directly by Markus Ventures, L.P. and the 110,000 Shares owned by Markus Investments, Inc., and (c) the 610,000 Shares owned directly by James Ventures, L.P. and the 351,700 Shares owned by James Investments, Inc., (constituting approximately 0.4%, 1.3% and 3.4% of the Shares outstanding, respectively).

             (ii) Mrs. Gladys Alpert owns directly 25,000 Shares, constituting approximately 0.1% of the Shares outstanding.

            (iii) Mr. Alpert owns directly 400,000 Shares, constituting approximately 1.4% of the Shares outstanding. Mr. Alpert, by reason of Rule 13d-3 of the Act, may be deemed to beneficially own the Shares owned by each of the entities in above. Accordingly, Mr. Alpert beneficially owns 1,849,200 Shares, representing approximately 6.6% of the shares outstanding.

         (b) Danro Corporation has the power to vote and dispose of the Shares owned by (i) Wildwood Capital Company, (ii) Markus Ventures, L.P., and (iii) James Ventures, L.P., which power may be exercised by the managing general partner of each such Partnership. Mr. Alpert has voting and investment power over Shares managed by Danro Corporation. Mr. Alpert has the sole voting and dispositive powers over Shares owned directly.

         (c) The only transactions in the Shares, effected by the Group during the past 60 days were the following purchases:

                Group Member              Date           Number of Shares      Price per Share
               ---------------            ----           ----------------      ---------------
             James Ventures, L.P.        04/27/99            110,000               $ 1.78
             James Ventures, L.P.        04/27/99            220,000               $ 1.65
             James Ventures, L.P.        04/28/99             80,000               $ 2.02

All such transactions were effected through the NASDAQ National Market or in brokers' transactions.

         (d) No person other than each respective record owner referred to herein of Shares is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Shares.

CUSIP No. 450430103                                                Page 12 of 12



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           RESPECT TO SECURITIES OF THE ISSUER

         Other than the agreement described in Item 7 below, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1, Joint Acquisition Statement, as required by Rule 13d-1(f)(1) of the Securities Act of 1934, dated January 15, 1999, by and among Mr. Robert Alpert, Danro Corporation, Wildwood Capital Company, Markus Ventures, L.P., James Ventures, L.P., Markus Investments, Inc., James Investments, Inc., and Mrs. Gladys Alpert (Incorporated herein by reference to Schedule 13D, filed January 15, 1999).

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                  May 7, 1999

                                  DANRO CORPORATION


                                  By:      /s/ ROBERT ALPERT
                                     ------------------------------------------
                                           Robert Alpert, President



                                  WILDWOOD CAPITAL COMPANY
                                  MARKUS VENTURES, L.P.
                                  JAMES VENTURES, L.P.
                                  By: DANRO CORPORATION,
                                       as their Managing General Partner


                                  By:      /s/ ROBERT ALPERT
                                     ------------------------------------------
                                           Robert Alpert, President



                                  MARKUS INVESTMENTS, INC.
                                  JAMES INVESTMENTS, INC.


                                  By:      /s/ ROBERT ALPERT
                                     ------------------------------------------
                                           Robert Alpert, Chairman



                                  /s/ ROBERT ALPERT
                                  ---------------------------------------------
                                  Robert Alpert



                                  /s/ GLADYS ALPERT
                                  ---------------------------------------------
                                  Gladys Alpert